PACIFIC CMA, INC.

4750 TABLE MESA DRIVE

BOULDER, COLORADO 80305

June 20, 2003

Letty G. Lynn

Senior Reviewer

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Mail Stop 0305

Washington, DC 20549

RE: Pacific CMA, Inc.

Form SB-2

Request for Withdrawal of Registration Statement

Commission File No 333-100045

Dear Ms. Lynn:

The purpose of this letter is to request withdrawal of the registration statement on Form SB-2, filed by Pacific CMA, Inc., (the "Company"). Although the Company has recently been advised by the SEC that it has no further comments, the registration statement has not yet been declared effective.

The request for withdrawal is being filed because of market conditions. Company management does not believe that the Company would be able, under current market conditions, to complete the offering at the desired offering price of $1.20 per share.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Please be advised that the Company may undertake a subsequent private offering in reliance on Regulation Section 230.155(c) under the Securities Act of 1933. In such event, neither the Company, nor any person acting on its behalf, would commence the private offering earlier than 30 calendar days after the effective date of the withdrawal of the registration statement. The Company would also take steps to insure that the disclosures required by subsections (4) and (5) of Regulation Section 230.155(c) are provided to each offeree in the private offering.

Sincerely Yours,

Pacific CMA, Inc.

By: /S/ Alfred Lam, Chairman